OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

EVERYONE makes PROGRESS, INC

3271 W 52nd, St
Cleveland, OH 44102

www.emp.fitness



200 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,140 shares of Common Stock ($107,000)

Minimum 200 shares of Common Stock ($10,000)

Company	EVERYONE makes PROGRESS Inc.
Corporate Address	3271 W 52nd St Cleveland, Oh 44102
Description of Business	Reducing barriers to making healthy lifestyle choices by providing an affordable pay as you go program that eliminates the need for long-term contracts.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$50 per share
Minimum Investment Amount (per investor)	$100

Perks*

$100 - $500 (Tier 1 Investor) - The first access to the release of the finished KETTLE app

$501 - $1,000 (Tier 2 Investor) - Everything in the lower Tier - HAWCoin or EmP "investor" exclusive T-shirt

$1,001 - $5,000 (Tier 3 Investor) - Everything in the lower Tiers; HAWCoin or EmP premium gym bag + invited to the "investors circle" (exclusive blog forum for investors on the HAWC.io website)

$5,001 - $10,000 (Tier 4 Investor) - Everything in the lower Tiers; Garmin Forerunner (to have access the app) with a EmP or HAWCoin logo; Shout out on our Social Media Channels and 30 min call with one of the co-founders

$10,001 - $25,000 (Tier 5 Investor) - Everything in the lower Tiers; Invite to Beta Test our App!! We want you to be a part of the process.

$25,001+ (Tier 6 Investor) - Everything in the lower Tiers; Meet the founders & Invite to Cleveland's blockchain conference Dec 1st-4th

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company will be designing and deploying a physical fitness application to assist users in tracking their daily fitness activities without the need for long term contracts and commitments. This disruption of the physical fitness industry will be supported by both gyms and trainers who want access to customers they would ordinarily not have access to. Payment will be handled by way of our own ERC20 token called HAWcoin which is already developed and ready for use.

Current Development Stage

EmP has built out an Alpha mobile application in the google play store called the KETTLE. Currently, the KETTLE is a proof of concept data collection tool to log users that have signed up for an account inside the app. Inside the KETTLE, users will be able to locate service providers nearby in order to satisfy their health and wellness needs.

The KETTLE is currently running on version 1.2. We are in the last phase of development before we release version 1.3 of the Alpha app which will prove to be a true minimum viable product (MVP). We will then be able to allow our users to find providers by use of a zip code search. Version 1.4 of the KETTLE will allow users and providers to conduct a transfer of our hybrid ERC777/ERC20 tokens for classes or services provided. This Alpha version 1.4 will be released by the end of the year, 2018.

At this point, we will also be updating the providers list with all the people we have made partnerships with. With the funds raised, we will be able to begin to build out our Beta version of the Kettle where it will then allow users to track and record their biometric data. Over time that data will be analyzed by AI for personalized health and wellness tips.

We will also use the funds to expand our user/provider's lists and release our Token Generation Event. The last thing we will use the funds raised for will be to get listed on a cryptocurrency exchange. EmP has illustrated our roadmap below. We expect to release the Beta version by the end of the first quarter of 2019. By the end of 2019, we will launch our own blockchain called the PHOENIX with its own corresponding digital wallet called the NEST. The KETTLE, the PHOENIX, and the NEST make up our ecosystem which we call the AVIARY.

Sales, Supply Chain, & Customer Base

Our customer base is anyone who wants to take charge of their own personal fitness. Our application is ideal for anyone who wants access to physical fitness facilities without making a long term commitment. The reason for not making the long term commitment may be because of frequent travel or someone who is not certain what path they want to take to meet their fitness goals. The end user gets access and the gym gets a customer that they would not ordinarily have had.

Competition

To our knowledge, there are not any direct competitors in the fitness industry currently using blockchain technology or having developed their own cryptocurrency. In terms of having access to classes without a membership, Class Pass and Mindbody are our closest competitors. Mindbody was established in 2000 and is currently traded on the Nasdaq. It has a market captilization of $1.8B. Classpass was established in 2013 and is currently valued at $470M. Our business model is unlike these two companies as we are looking to reduce the transaction fees and membership fees of going to the gym. Unlike these models, our focus is on using blockchain technology and our own cryptocurrency to reduce the transaction cost. We are trying to capture part of that transaction cost for our revenue. Based upon this model, there would be need to be an extreme number of transactions that occur before EmP can begin to realize significant revenue. There is no guarantee that our business model will be accepted by the fitness community or that we will ever be able to achieve sufficient market penetration to generate enough transactions for EmP to become a viable enterprise. If a significant portion of the market can not be captured this will present significant challenges for the continuation of the operation and will likely negatively impact any investment.

Liabilities and Litigation

The company does not have any legal issues and is not currently involved in any litigation. Outstanding liabilities facing the company are debt from its existing partners. 1) Christopher Lucskay - for $3031.61. The debt bears credit card interest of 1.73% per month, paid monthly, with the balance due and payable on December 31, 2018. 2) Anthony Hancovsky - loaned the company $600 for business expenses with the balance outstanding.

The team

Officers and directors

Christopher J. Lucskay	CFO / Co-Founder (PT) / Director
Anthony R Hancovsky	CEO / Co-Founder (FT) / Director
Brian L. Caron	General Counsel / COO / Co-Founder / Director

Christopher J. Lucskay

Chris is a co-founder of EmP and is excited and passionate about working on a project that can help local communities and allow people to achieve their goals. Chris has a MS in business analytics from Indiana University Bloomington and BS in finance from Ohio State University. Chris is supporting the EmP project on a part-time basis, spending 20-30 hours a week with the company. His primary role is as a senior consultant for Deloitte since 2016. Before that position, Chris worked as an associate for Booz Allen Hamilton. Chris is also a United States veteran having served in the Navy and Air National Guard. He joined EmP in January 2018.

Anthony R Hancovsky

Serial entrepreneur with the drive and commitment to run past the finish line. Anthony started his first business at 12 selling golf balls on his local golf course he retrieved out of the canals. After studying electronic engineering he decided to not pursue that path and went on to become a successful mortgage originator. With the collapse of the mortgage industry in 2008, Anthony decided to come back to Cleveland and launch a home renovation business. After holding several different gym memberships over the years and being a martial arts instructor, Anthony noticed there was a disconnect between the consumer and the businesses in the health and wellness industry. That is where the idea of changing the way the world does health and wellness was born from. Anthony believes everyone should have the opportunity to manage their health and wellness and that it should be affordable for all. Removing contracts and placing the power in the people's fingertips seemed like something that should have been done a long time ago. Now with the power of blockchain and cryptocurrency its Anthony's belief the time is here and EmP Fitness has the right team and dream to bring that to reality. Anthony is currently supporting the project on a full-time basis, joining the company in January of 2018. Prior to this, Anthony ran a home renovation business out of Cleveland from 2010 to 2017.

Brian L. Caron

Brian has consistently demonstrated an entrepreneurial spirit and a high degree of motivation to succeed. Brian holds a Bachelor of Arts in Economics and Public Policy from Case Western Reserve University, and a Juris Doctorate from Case Western Reserve University School of Law. During his career Brian has consistently been recognized as a leader among his peers. He became President of The Crombie Law Firm in his early 30's and later accepted a position with Hyatt Legal Plans. During his time with Hyatt Legal Plans, Brian received several promotions and eventually became an Officer of the corporation while fulfilling his duties as General Counsel and Vice President. For the past several years Brian had worked for Hyatt Legal Plans, a MetLife Company, in the Group Legal Plans business where was General Counsel and Vice President from May, 2015 through March, 2018. Brian became the General Counsel and COO of EmP in January of 2018. The ideals upon which EVERYONE makes

PROGRESS is particularly motivating to Brian as he firmly believes that everyone can achieve success if given the proper tools and motivation. Brian is currently supporting the project on a part-time basis spending 15 - 30 hours per week. Prior to joining the company in January 2018, he served as General Counsel and VP for a 250M+ wholly owned subsidiary of a F500.

Number of Employees: 13

Related party transactions

EmP has an outstanding debt from its existing partners. 1) Christopher Lucskay - for $3031.61. The debt bears credit card interest of 1.73% per month, paid monthly, with the balance due and payable on December 31, 2018. 2) Anthony Hancovsky - loaned the company $600 for business expenses with the balance outstanding.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Acceptance of Cryptocurrency** Our Application runs on its own Cryptocurrency. This Cryptocurrency will need to able to be traded freely between users and providers. If our cryptocurrency is not accepted by an exchange, EmP will need to be able to trade HAWCoin for Fiat. Even if the currency is accepted by an exchange, there is no guarantee as to the value it will retain. The market is currently flooded with a number of start up and alternative coins such as our Cryptocurrency. Regardless of any current perceptions of the marketplace, it is entirely possible that our coin and concept will not be embraced by a significant number of users thus making the coin and the company worth very little. This project is an overlap of the fitness and cryptocurrency space. There has not yet been a company successful of achieving this overlap that we are aware of and it is possible that such an overlap can not be achieved. EMP will only be able to create value if users are willing to adopt the application as part of their daily lives. If the application is not adopted by a significant number of users the value of your investment will be significantly reduced. There will also need to be a market for our cryptocurrency. If payment is made in the form of our token, the businesses who are accepting the token will need to be able to spend the token to get things they need, such as paying bills to run the business or transfer the token to FIAT so they can in turn pay their bills. The market for the token will also need to fairly stable or businesses accepting the token will not know how many tokens to charge for service or product and will be running the risk that a downturn in the market of the token can negatively impact their business. If some of these concerns do occur this will present significant challenges for the operation and will likely negatively impact any investment.
- **There are two major competitors in this marketspace already.** There are two major competitors in this marketspace : Classpass and Mindbody. Mindbody was established in 2000 and is currently traded on the Nasdaq. It has a market captilization of $1.8B. Classpass was established in 2013 and is currently valued

at $470M. Our business model is unlike these two companies as we are looking to reduce the transaction fees and membership fees of going to the gym. Unlike these models, our focus is on using blockchain technology and our own cryptocurrency to reduce the transaction cost. We are trying to capture part of that transaction cost for our revenue. Based upon this model, there would be need to be an extreme number of transactions that occur before EMP can begin to realize significant revenue. There is no guarantee that our business model will be accepted by the fitness community or that we will ever be able to achieve sufficient market penetration to generate enough transactions for EmP to become a viable enterprise. If a significant portion of the market can not be captured this will present significant challenges for the continuation of the operation and will likely negatively impact any investment.

- **We are a company that is in its 1st year** It has no history, no clients, no revenues. If you are investing in this company, it's because you think we have a good idea, that the market is ripe for a fitness cryptocurrency and the marketspace is there for the taking. Further, we have never turned a profit and there is no assurance that we will ever be profitable. If you invest in this company you are taking a risk that we will be able to deliver a self contained ecosystem that brings together merchants, providers, facilities and users. Part of the challenge here will be to get users to get make The Kettle part of their daily routine. In addition, you are taking a risk that Merchants, Providers and Facilities will be willing to accept HAWCoin as a form of payment even in spite of the potential downside of holding cryptocurrency and the liquidity issues with our cryptocurrency until it is accepted on an exchange. Lastly, the startup market is highly competitive and the percentage of companies that thrive and prosper is extremely small. Startups often require substantial amounts of financing which is generally not available through any market. As with any startup, the fact that we are in our first year represents a significant risk to any investment.

- **Any valuation at this stage is speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. There is a question as to what our company and our token is worth. We believe that the technology has value but only if we can get it to market, gain acceptance and ultimately achieve widespread adoption in the market. That is an extremely large and difficult task and part of the reason that only a small number of start up companies achieve significant success and profitability. The valuation represents, in part, what the founders of the company believe is needed to begin to build a sustainable operation. There is not a positive balance sheet upon which to base valuation and as such a first year company represents a significant risk to any investment.

- **Our business projections are only good faith estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company will be profitable or that our cryptocurrency will hold its value. As with any young company, we do not have a history of financial records that allow us to predict with certainty what the financial picture of the company may look like on quarterly or annual basis, let along in the next 3, 5 or

10 years. It is entirely possible that our company will not be one of the few startups that achieve profitability and our business will not exist in its current form at some point in the future. Assuming that the company continues to exist there is no guarantee that the projections that are set forth will be achieved. As a young company we are highly influenced by outside factors that can negatively impact our bottom line and in turn any investment. These outside factors include the worldwide acceptance of our token as a form of currency as well as the views of individuals on health and wellness. We will also be influenced by the acceptance of our token demonstrated by merchants, facilities and providers.

- **SEC Regulations** Everyone makes Progress believes that we have a utility token that is not subject to SEC Regulations. There is always the chance that the SEC will force a filing. This is a highly unregulated space that is new to both the SEC and those companies which are based upon a cryptocurrency. There are currently guidelines in place suggesting that we are a utility token and not a security, but there is no guarantee that those guidelines will not change in the future, that the SEC will agree with our assessment, or that new laws and regulations concerning croptocurrencies will not be promulgated. Further, if it was determined that our token is a security, it is not entirely clear what that would mean for our business, the ability to trade the token on an exchange, the liquidity of the token or the value of the token. The current regulations set forth by the SEC did not account for a cryptocurrency and therefore there is a risk that the SEC will not be accepting of cryptocurrencies in general.

- **Ability to develop a provider network** We will need our model to be accepted by the fitness industry aka trainers and gyms. It seems simple that businesses would want access to customers that they ordinarily would not have, but gaining traction with providers could be difficult. Health based businesses could resist the acceptance of our token if there is not a market or exchange for the token into FIAT or other acceptable forms of currency that can be used to pay the expenses of the business. It is also possible that these businesses will not agree to accept members for a day or members who want to access their facilities without a long term contract or commitment. It is also possible that health based businesses will make arrangements with users outside of our application, thus bypassing the transaction costs upon which we are relying for income. There is currently not a solution to prevent businesses from connecting directly with users and not through the application.

- **Ability to scale quickly enough** The business model currently calls for all transactions to be done using HAWcoin and EmP making 1.5% on each side of the transaction. To make real money making only 3% of each transaction means that we will need to be able to drive sufficient volume to be a large corporation. In order to do this successfully we will need to be able to scale quickly to capture a small portion of each transaction. There is a risk to investment if our growth is not both fast and efficient.

- **Acceptance of the business Model** Most people are highly suspicious of cryptocurrencies and the price manipulation of the marketplace. Most cryptocurrencies are losing significant value since early in 2018 and the press surrounding cryptocurrenices is not very positive. This business model requires merchants, providers and facilities to be willing to accept our token as payment for services rendered or good provided. It remains to be seen if businesses are willing to do this. It is assumed that businesses will not be willing to do this unless there is sufficient liquidity and stability in the market for our token such that businesses can rely upon the revenue stream generated from doing business with EmP. No matter how good of a business we have, if cryptocurrencies do not gain credibility and acceptability by a large portion of the population, it is highly unlikely that this business will be able to succeed as currently structured.

- **Credit might not be available when we need it** Assuming that we can raise sufficient capital from this offering, we may need additional funds to grow and/or continue to build our business. If required, we will need to raise additional funds through the issuance of equity, equity related or debt related securities or through obtaining credit from lending institutions. We can not guarantee that we will be able to raise funds when needed. The inability to raise these funds would more than likely negatively impact the business in a significant manner.

- **Our Token is not proven** We have every reason to believe that our token will work within our application as we intend. There is no guarantee however that we will be able to have the token behave the way in which we desire. Failure to have the token behave to our specifications would be detrimental to our long term value. We also assume that we will be able to use the token to capture Biometrical data. This is a new field and there is no guarantee that the token, or the blockchain, is the appropriate place to store this very personal data. There is also the chance that customers will not embrace the use of the token, for either conducting basic transactions or for the storing of their biometrics. The use of a cryptocurrency for normal every day transactions is a concept that is quite unusual to a large part of the population and it is fair to anticipate that the normalcy of doing so will take significant time to take hold.

- **Security Risks** We are using an application and blockchain technology. While blockchain technology is very secure, there is no guarantee that a malicious attack against our technology and data will not happen. In fact, it is likely that at some point there will be an attack on our system. Even if our security is not penetrated the cyber attackers could target Investors, customers, suppliers, merchants, providers, facilities, banks and other business with whom we do business. Such an attack could adversely impact our business. Further, in the event that an attack results in the loss and theft of private data we will have significant legal and financial exposure as well as damage to our brand. We are also assuming that we are able to sufficiently scale our project to be able to handle a significant growth in customers, merchants, facilities and providers while maintaining security. This has yet to be proven.

- **Not Achieving Sales traction and growth rate** This project is based upon the assumption that we will be able to build a business based upon capturing a part of lower transaction costs thus enabling us to gain marketshare quickly. It is possible that our product will not be accepted by the market which will significantly and adversely impact the value of your investment.

- **Technological Challenges** We are going to need to be able to keep up with technological changes as the demands of customers change over time. We will need to continue to innovate and stay in front of competition and those attempting to enter into our marketspace. Our long term success will depend upon our ability to deliver based upon changing customer preferences. Failure to change with technology and market demands would have a negative impact upon our business.

- **Need for Key Personnel** There are two concerns relative to Key Personnel. The first is out ability to attract and retain technologically minded developers and the like to finish the development of our token, oversee the building of our application as well as attend to the other technological challenges that lie before us and with the development of any company. Secondly, we will need to be able to attract the right people to be people managers so as to make certain that the day to day operations runs smoothly in all aspects of the company including building a network, marketing, engineering, operations, finance, legal, and human resources, at a bare minimum. The ability to attract and retain talented individuals for these roles will be imperative to the long term growth and success of the operation. If we are unable to retain the appropriate personnel the same will have an adverse impact upon the operations and progress of the business which will in turn negatively impact your investment.

- **Investment can be illiquid for a long time** Currently, there does not exist a market for the sale of the stock in our company and there is no reason to believe that a market for such shares will be developing in the forseeable future. Shares should be purchased for investment purposes only and not with a view towards distribution. We can not guarantee or make any representation as to when a public market for our shares of stock may be develop or exist. This is an investment for an extended period of time without any representation as to when the shares will be able to be converted into cash or other securities. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. It should also be noted that no dividends are currently planned for or anticipated. It is anticipated that any profits will be reinvested in the business and that a dividend should not be considered as part of the potential return on this investment.

- **Terms of Subsequent Financings may negatively impact your Investment** We may need to engage in additional rounds of fundraising over time which may include the selling of additional shares of stock. This activity may reduce the value of your investment in our common stock. It is also possible that in subsequent rounds of financing, we may be in a position where we accept terms that are more favorable to those investors than those that we currently offering.

- **We may need additional financing** It is not clear how much financing will be needed to get the company to the point of profitability. It is possible that additional financing will be needed in the future as the company continues to spend cash faster than we can raise additional revenue. The additional revenue may be raised under terms more favorable to the investor that those that we are currently offering.

- **We have minimal operating capital, no significant assets and no revenue from operations.** We have minimal operating capital and for the forseeable future will be dependent upon our ability to finance our operations from the sale of stock or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have material adverse effect on us and our members.

- **Reliance upon Third Parties** We will need to rely upon business relationships with third parties to ensure that our customers have a quality customer experience. We have no control over these other entities and individuals and can not only react after the fact to rectify the situation which may or may not be satisfactory to our customers. If too many customers have negative experiences, it is possible that our reputation in the market place will be irreparably damaged. A positive reputation is imperative to the development and retention of customers and a negative reputation will have a negative and adverse impact upon your investment. We are also relying upon acceptance of our token by third parties in the health and wellness industry including users, merchants, facilities and trainers. If our token is not widely accepted there would be a negative impact upon any investment.
- **Some of our products are still in prototype phase and might never be operational products.** It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Anthony R. Hancovsky, 33.0% ownership, Common Stock
- Chris J Lucskay, 33.0% ownership, Common Stock
- Brian L Caron, 33.0% ownership, Common Stock

Classes of securities

- Common Stock: 197,860

   The company authorized the issuance of 200,000 shares of Common Stock, 197,860 of which are currently issued and outstanding.

   Voting Rights

   Each share is entitled to one vote.

   Dividend Rights

   The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. There is only one class of stock called

Common Stock and therefore any dividend distribution will be made pro rata amongst all share holders.

Rights to Receive Liquidation Distributions

In the event of a liquidation, dissolution, or winding up, holders of Stock are entitled to share pro rata in all of the corporate assets after the payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority share holder, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier

offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

We have generated a private friends and family raise and do not have a revenue basis.

We do not anticipate having a revenue basis until we have completed the Token Generation Event (TGE) and the mobile application, which we do not anticipate occurring until end of quarter 1 of 2019. Once we have a working product we will release the tokens and begin the process of establishing a revenue basis.

Financial Milestones

EmP is investing in product development, user growth, and brand development that will result in modest losses yet sizeable and rapid growth, due to the scalability of the product and business model innovation. Being a technology start-up, management currently forecasts a Token Generation Event to which our goal is between $5M - $25M at end of December 2018. After the Token Generation Event we plan to establish build out our technology further and push an aggressive marketing plan to establish the market share.

What are some future operational challenges you foresee?

Our biggest operational challenge, if capital wasn't an issue, is marketing a scaling the technology. We have a plan in place to infiltrate the market, grow partnerships, and scale, but until we get there we can't execute on that plan. Another is staffing, most of the team members support the project on a part-time basis. So, again, if capital wasn't an issue, we would ramp up full-time resources starting with our most critical team members.

What are some future challenges you see related to capital resources?

Currently, this is the biggest issue. We have plans to meet some financial milestones to which will bring this project to the next level (pay salaries to staff, build out tech, and marketing/scaling). Just like any start-up there is a lot of uncertainty so all we can do is plan and keep pushing forward. When one door closes anther opens.

What future milestones and events do you foresee that will significantly impact the company financially or otherwise? i.e. Proposed future financing events, performance benchmarks that will impact growth, anticipated revenue events, etc.

The biggest future challenge & milestone is hitting the ICO milestone. Even, with the uncertainty of the ICO market, we feel confident we will be able to reach out soft cap goals.

Liquidity and Capital Resources

EmP is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering (107K), we will likely seek to continue to raise capital under equity or debt issuances, or any other method available to the company. This capital from the crowdfunding campaign, if obtained the maximum amount, will last us approximately 12 months.

Additionally, if EmP is successful in this offering, we expect a portion of the proceeds to be used to launch a Token Generation Event (TGE) and expanding our development team. EmP goals with their Token Generation Event (TGE) with a soft cap goal of $5MM and hard cap goal of $25MM which will enable the Company to expand the team and grow the business at an accelerated pace.

Indebtedness

EmP has an outstanding debt from its existing partners. 1) Christopher Lucskay - for $3031.61. The debt bears credit card interest of 1.73% per month, paid monthly, with the balance due and payable on December 31, 2018. 2) Anthony Hancovsky - loaned the company $600 for business expenses with the balance outstanding.

Recent offerings of securities

- 2018-02-28, Rule 701, 10 Common Stock. Use of proceeds: Since we diluted the shares since sale they are now at 2,000 shares (i.e., 1% of the company). General business expenses including software for tech development, marketing materials, and business development.

Valuation

$9,893,000.00

The valuation of the company is based upon opinion, and also tangible assets the company currently owns, including our own ERC20 Token that is fully functional on the Ethereum Blockchain. We have also created an functional app that is available on Android Devices. One of the main competitors, ClassPass in this market space was valued at $470M in March of this year. MindBody also has part of this market space and is currently valued at 1.64B. Based upon the value of having in house professionals, including developers, legal, financial and marketing along with the size of not only of the Cryptocurrency market space and Mobile Health and Wellness Technology Market Space, we believe that $9,893,000 is a fair valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000

Less: Offering Expenses	$0	$0
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9400	$100,580
Use of Net Proceeds:		
R&D & Production	$0	$40,000
Marketing	$5000	$20,580
Working Capital	$4400	$30,000
Legal/Accounting	$0	$10,000
Total Use of Net Proceeds	$10,000	$107,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 ($107,000 minus the 6% Startengine fee) over the course of that time as follows: We would immediately start the process of hiring a CPA and Attorney to roll up our raise to 1.07 million, we assume the cost of this will be in the realm of $10,000. We will attribute $40,000 to further develop EmP's mobile application technology. We will use 20,580 for general marketing purposes which will include the promotion of our Start Engine campaign and to launch the TGE Campaign. The remaining $30,000 will be used as working capital, this may or may not include travel for events, payment of services of 3rd parties, as well as payments of work to employees of the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.emp.fitness/annualreport in the section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EVERYONE makes PROGRESS, INC

[See attached]

Management Report

Everyone makes Progress, Inc.
For the period ended June 30, 2018



Prepared on
September 12, 2018

Table of Contents

Executive Sign-off

I, Christopher Lucskay, the Co-Founder/CFO of Everyone makes Progress Inc., hereby certify that the financial statements of Everyone makes Progress Inc. and notes thereto for the periods from inception February 08, 2018 and ending June 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Everyone makes Progress Inc. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 30, 2018.

christopher lucskay (Signature)
Christopher LucskayFocus
Co-Founder/CFO

Date: 10/10/18

Profit and Loss

December 31, 2017 - June 30, 2018

	Total
INCOME	
Uncategorized Income	0.22
Total Income	**0.22**
GROSS PROFIT	**0.22**
EXPENSES	
Advertising & Marketing	2,435.28
Bank Charges & Fees	3.22
Car & Truck	106.59
Legal & Professional Services	24.90
Meals & Entertainment	1,203.35
Office Supplies & Software	1,969.08
Other Business Expenses	224.13
Gas	200.82
Phone Bill	174.25
Total Other Business Expenses	**599.20**
Purchases	4,497.00
Travel	801.98
AirFare	1,641.40
Hotel	919.15
Meals	51.00
Rental Car	1,135.43
Uber/Taxi	499.79
Total Travel	**5,048.75**
Total Expenses	**15,887.37**
NET OPERATING INCOME	**-15,887.15**
OTHER EXPENSES	
Parking and Tolls	47.55
Total Other Expenses	**47.55**
NET OTHER INCOME	**-47.55**
NET INCOME	**$ -15,934.70**

Balance Sheet

As of June 30, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Clearly Better Business Checking (5303)	20.12
Payment	-5,532.61
Total Bank Accounts	**-5,512.49**
Total Current Assets	**-5,512.49**
TOTAL ASSETS	**$ -5,512.49**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	-140.39
Owner's Investment	465.00
Owner's Pay & Personal Expenses	-402.75
Private Investment	10,500.35
Retained Earnings	
Net Income	-15,934.70
Total Equity	**-5,512.49**
TOTAL LIABILITIES AND EQUITY	**$ -5,512.49**

Statement of Cash Flows

December 31, 2017 - June 30, 2018

	Total
OPERATING ACTIVITIES	
Net Income	-15,934.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**-15,934.70**
FINANCING ACTIVITIES	
Opening Balance Equity	-140.39
Owner's Investment	465.00
Owner's Pay & Personal Expenses	-402.75
Private Investment	10,500.35
Net cash provided by financing activities	**10,422.21**
NET CASH INCREASE FOR PERIOD	**-5,512.49**
CASH AT END OF PERIOD	**$ -5,512.49**

EmP Fitness Statement in Changes of Equity - Addition to the June Financial Statements

Cap Table Template

	Capital ($)	Common A Shares	Pref. Shares	Total Shares	% Ownership
Shareholders					
Anthony Hancovsky (Founder)	$2,500	330	-	330	33.0%
Christopher Lucskay (Founder)	$2,500	330	-	330	33.0%
Brain Caron (Founder)	$2,500	330	-	330	33.0%
Kyle Kacprzynski (Team /Investor)	$5,000	10	-	10	1.0%
Total	**$12,500**	**1,000**	**-**	**1,000**	**100%**

Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Everyone makes Progress (EmP) Inc. was formed on February 8th 2018 ("Inception") in the State of Ohio. The financial statements of Everyone makes Progress Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cleveland, OH.

Everyone makes Progress (EmP) Inc. The company will be designing and deploying a Health and Wellness platform application to enable people to be armed with the power of smart contract technology, our goal at Everyone make Progress is to guarantee a seamless user experience at lower costs and in larger volume than could ever be achieved by traditional applications.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 8th, 2018. The respective carrying value of certain onbalance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from facilitating transactions on a marketplace when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are

fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and OH state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – Debt

The Company has an outstanding debt to two of its existing partners. 1) Christopher Lucskay - for $5531.61. The debt bears credit card interest of 1.73% per month , paid monthly, with the balance due and payable on December 31, 2018. 2) Anthony Hancovsky - for $600 cash for business operational costs.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000 of our common stock with par value of $0.0001. As of June 30th 2018, the company has equity is broken-up 99% (33% broken down for each co-founder) and 1% for an investor.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has an outstanding debt (loan) of its existing partner. 1) Christopher Lucskay - for $5531.61. The debt bears credit card interest of 1.73% per month , paid monthly, with the balance due and payable on December 31, 2018.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after February 19th through June 30, 2018, the issuance date of these financial statements. The company was established with 1,000 shares. On 7/22/18 the company amended its Articles to increase the company shares to 200,000. Please defer to our Articles Amendment. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EVERYONE makes PROGRESS is pending **StartEngine Approval.**



0
investors

$0.00
Raised of $10K · $107K goal

♡

EVERYONE makes PROGRESS
Gen3 mHealth Blockchain Platform
● Small OPO   ⌂ Cleveland, OH   🏷 Consumer Products   ⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Your Journey to Personal Growth

Invest in Everyone Makes Progress, Inc.

Welcome to the Health And Wellness Coin (HAWCoin) by EmP. We're incentivizing healthy lifestyle choices with our platform through biometric health tracking. Via our platform, we leverage blockchain technology to enable loyalty and achievement-based reward and gamification programs. Using Artificial Intelligence (AI) in our platform will allow our users to manage and achieve their health and wellness goals by receiving helpful tips based on their biometric and personally entered data. Through the use of HAWCoin we are creating a decentralized health and wellness ecosystem where our users own their data.

The clearer the vision the more achievable the goal... At EmP our vision is laser sharp. By utilizing blockchain technology, we're able to decentralize biometric data to give the users control and ownership (which has become a real big issue with current big tech companies) so that they can leverage their data with incentives by insurers, company wellness plans, and to empower medical care professionals with additional data to make recoveries from medical conditions more impactful. EmP is doing that by building out "The Kettle" mobile application which will allow users to connect with providers, facilities, and merchants to create a proactive health and wellness plan.

By partnering with health and wellness clubs and individual providers around the world we're implementing the system people need; convenient, fairly priced, pay-as-you-go access to allow users to create their own plan via an 'al la carte' platform. We're bringing new clients to facilities and giving value to clients through an array of services and reward programs on our app which would have never been possible without blockchain technology.



Example of a schedule:



Supporting us means being a part of the solution to a big problem, and it means making the world a fairer, healthier place.

Development Stage

EmP has built out an Alpha mobile application in the Google Play store called the KETTLE serving as a Minimum Viable Product (MVP). Currently, the KETTLE is in a proof of concept test state. Inside the KETTLE, users will be able to locate service providers nearby to satisfy their health and wellness needs. A user will also be able to identify the services provided, cost of services (in HAWCoin) and the provider's digital wallet address to send the tokens for the services provided. We currently are using HAWCoin on the Ropsten Test network and are asking users and service providers to use a METAMASK digital wallet to hold their tokens and conduct transactions.



The KETTLE is currently running on version 1.3 of the Alpha app which will prove to be a true MVP allows our users to find providers by use of a zip code search. Version 1.4 of the KETTLE will enable users and providers to communicate with each other and verify the transaction for tokens for classes or services provided were sent and received securing the complete transaction. This Alpha version 1.4 will be released by the end of the year, 2018.

At this point, we also plan on updating the provider's list with all the people we have made partnerships with. We have started the process of developing our decentralized app or DAPP which will become our Beta version of the app and will allow our users to record and store their personalized health and wellness data. With the funds raised, we'll be able to expand our development team and allow us to further the development of our AI technology that will take the collected user data which will be analyzed by the AI for personalized health and wellness tips.

We also plan to use the funds to expand our user/provider's lists and release our Token Generation Event. Additionally, we plan to use a portion of the funds raised to apply to get HAWCoin listed on a cryptocurrency exchange. EmP has illustrated our roadmap below. We expect to release the Beta version by the end of the first quarter of 2019. By the end of 2019, we plan to launch our own blockchain called the PHOENIX with its own corresponding digital wallet called the NEST. The KETTLE, PHOENIX, and NEST make up our ecosystem which we call the AVIARY.



Our Momentum

We have been working on the project since December 2017. Some Highlights of progress thus far:

- EmP has 13 people on the team (2 FT / 11 PT)
- EmP Incorporated in the State of Ohio
- Alpha version of the KETTLE app is available in the Android store. We have started the R&D planning out the Beta version.
- ERC-20 Token is created called HAWCoin and is listed on the Ropsten Test network. This allows us to provide a use case and proof of concept through the Alpha app.
- We are ready to conduct our TGE to raise additional capital with the ERC-20 token.
- Creating awareness by growing our user and partnership base.



The Offering

Investment
$50/share of Common Stock | When you invest you are confident the company's future value will exceed $10M.

Perks*
$100 - $500 (Tier 1 Investor) - The first access to the release of the finished KETTLE app

$501 - $1,000 (Tier 2 Investor) - Everything in the lower Tier - HAWCoin or EmP "investor" exclusive T-shirt

$1,001 - $5,000 (Tier 3 Investor) - Everything in the lower Tiers; HAWCoin or EmP premium gym bag + invited to the "investors circle" (exclusive blog forum for investors on the emp.fitness website)

$5,001 - $10,000 (Tier 4 Investor) - Everything in the lower Tiers; Garmin Forerunner (to have access the app) with a EmP or HAWCoin logo; Shout out on our Social Media Channels and 30 min call with one of the co-founders

$10,001 - $25,000 (Tier 5 Investor) - Everything in the lower Tiers; Invite to Beta Test our App!! We want you to be a part of the process.

$25,001+ (Tier 6 Investor) - Everything in the lower Tiers; Meet the founders & invite to Cleveland to see how we're planning on growing the business first hand.

*All perks occur after the offering is completed

"Throughout history, mankind has made progress as a result of being willing to challenge the norm and disrupt the status quo. Everyone Makes Progress stands for not only challenging individuals to better themselves, but also for our willingness to use new technology to disrupt the health and fitness industry."

Brian Caron
COO / Co-Founder

Our Focus

EmP is founded on the principle that EVERYONE should have the privilege to take care of their health with the best equipment and knowledge as possible. That's our focus. If we consider the United-States alone, out of 325 million people fitness centers serve over 57 million of them with memberships in 36,000 locations, generating in excess of 25 billion dollars in revenue. That's less than 20% of US residents while studies reveal over 75% of them consider exercise "very important" and want to do it.

(Sources: U.S. Census, Statista, UPI)



This example puts a spotlight on gyms and the USA. However, we strive to bridge the gap between not only the 240 million Americans who want to workout and the 100 million who actually do but for the global population and for all types of fitness centers.

EVERYONE makes PROGRESS connects individuals with gyms, trainers, therapies and other health and wellness based businesses like never before. When you invest in us, you're investing in solving the problem tied to granting users access to many services in one place, having ability to control their data, and to have a supportive community/ecosystem to achieve one's goals. In turn, our services help locations obtain more clients, increase current client retention, and offer these users a bevy of services that would not otherwise be available without the use of blockchain, Biometric, and AI technology.



Additionally, the platform also provides the many small businesses (e.g., personal trainers, nutritionists, physical therapists, small studios, etc.) to connect with new customers in the community. With having low fees for transactions and conversions, it enables for more money to retain in the business vs other platforms. Essentially, the platform is a tool to allow small businesses to manage and grow their businesses or for individual providers looking for a platform to help launch their career or a provider that might want to do something they love on a part-time basis.

We are creating a decentralized Health and Wellness pay-as-you-go application that provides an ecosystem for users to develop a health and wellness plan and set goals based on their own individual need. Our platform allows businesses to attract users they ordinarily would not have obtained.

Users have the freedom of choice while saving time and money with our one-stop shop, pay-as-you-go platform. An all-inclusive app for users to find facilities, merchants or providers. Business owners can attract members with low-cost promotions and share our gamification process to retain current customers allowing them to connect to new activities. Ultimately, business owners can share with their customers through an ecosystem of shared monetary value in the health and wellness space.

"I have confidence our team possess the tenacity and grit to achieve the goals set in place. We are solving a global problem and filling a void in health and wellness markets worldwide - with plenty of room for growth and opportunity to capture market share. EmP is ready to impact local communities and beyond, while helping our customers pursue their health and wellness goals."

Christopher J. Lucskay
CFO / Co-Founder

Market Outlook

We're first to market and have a clear vision of what we need to do to get where we need to be... By providing intuitive mobile technology and a comprehensive solution that benefits users and providers, we're creating a win-win situation for clients and businesses.



We're building our wallet, **The NEST**, with the goal of rivaling the best on the market today by incorporating **P2P** (peer to peer) payment/escrow system for services rendered as well as up-to-date market prices and averages. **The NEST** wallet will be a multifaceted interface which provides several services to benefit both the Users, Providers, Merchants, and the partnered Facilities. The wallet will allow for secure digital payments. This allows for all parties to receive funds immediately upon the completion of the transaction and confirmation process. Fees in the wallet will consist of 1% per transaction and 1.5% on tokens going in and out of the wallet. In Wallet coin purchase cost will be determined by the method users choose to use.

Our Products




Ecosystem
Community of friends
Big & small facilities
Track goals with biometric data
Earn rewards
Avoid long-term contracts
Rate products & services

We have created a technology that will fundamentally change the way the health and fitness industries operate.

- HAWCoin – ERC-20 Token (currently on the Ropsten Test Network)
- The PHOENIX - Custom Decentralized Blockchain (anticipated)
- The KETTLE - Mobile Application
- The NEST - Digital Wallet (anticipated)
- The AVIARY - Complete EmP Ecosystem

A user will now be able to download our app, purchase our tokens, scan a QR code at any of our network facilities - from gyms to yoga studios - and use them on a pay-as-you-go basis. No annual fees, and no commitments, it is that simple.

How Our Products Are Different From the Rest

HAWCoin and The KETTLE will connect users directly to facilities, merchants, and providers. Among the users will be those that previously could not afford a membership, or did not desire a long-term commitment. People who travel or who are interested in cross-platform training will also benefit dearly from not being tied into a membership or at least have an alternative to their membership when they travel or want to take a class not offered at their current membership facility. By offering a one-stop shop with a simple pay-as-you-go app that will utilize a QR Code system, we will change the way the health and wellness world operates. Taking advantage of smart contracts, we are creating a universal personal injury waiver which will allow every facility to be confident that a waiver is in force while allowing the user the peace of mind that they will not have to stand around in the lobby for 20 minutes signing paperwork. The process of completing the waiver needs to be only completed once by the user. That will make it possible for easy cross-platform use such as floating one day and taking a yoga class the next. It will also be possible for users to attend both on the same day without having to pay high rates or be a member of both facilities.





Having the ability to provide customers with AI (Artificial Intelligence) helpful hints based on the biometric data and the manually entered data (examples: scanning food labels or punching in the workout their trainer gave them) the user can understand the best way to maintain optimal health. The coach can make sure their players are following protocol. Or insurance companies can give discounts since they can get a copy of our health report if they choose to share it with them. All of this biometric data will be stored securely on our blockchain where community members of our ecosystem will be able to capitalize on a unique gamification model that rewards participants who measure goals and unlock achievements. Use of Smart Contracts will enable a seamless customer journey form signup to facility entry and all the way down the line to collecting, storing and sharing their personalized data.

"There can be numerous obstacles when opening up your own personal training business. Sometimes it can be difficult even knowing where to start, what to invest in for marketing, where the best place to recruit clients, etc. With the Kettle app a lot of that stress can been taken off your shoulders."

Rick Freeman

Dir. Partnership Relations

Market Differentiators

Market fit has been proven, yet no one else is creating solutions for this vertical in the blockchain and cryptocurrency space. While MindBody and ClassPass have proven market need, we are first to take the approach of providing a solution utilizing blockchain and cryptocurrency. Better rates mean lower user fees and more revenue for businesses. With our pay-as-you-go model and end-to-end technology capabilities, we plan to offer lower rates creating a more attractive solution for users and businesses alike. In The Aviary ecosystem, user tokens will provide easy access to products and services. Businesses will be able to convert tokens to fiat through our proprietary wallet, "The NEST" for a liquidity option to cover their expenses and perform normal business activities.



Our Market and Industry

The Competitive Landscape

The competitive landscape is growing with MindBody & ClassPass being the only major participators we know of capturing parts of the market. These are both models mostly focuses on filling classes and creating memberships of their own. Neither are driven to focus on their users or creating a seamless experience for individuals to manage their own health and wellness plans. Capitalizing on creating a complete ecosystem designed to make it easier for small business operators to find customers and for our users to manage their own health and wellness on a pay-as-you-go platform is how we plan to separate ourselves from our competitors.



What Makes Our Team Special

"We must all work together and be positive. When we do that we work the hardest as we will challenge one another. We all succeed since we focus on helping each other do so. Everyone has their role. Each of us knows what our roles are and the roles of the rest of the individuals on the team are. By knowing each others roles and sharing the common goal of success we are able to work together as a team and succeed. The key to our success is our ability to communicate effectively while working together without egos."

Anthony R. Hancovsky
CEO / Co-Founder


Four Block Sponsors

We, as a team, believe users and business could benefit from an app that allows the user to track their progress, share it with their coach or doctor and have the freedom to choose what they want to do on a daily basis. From a business perspective, it helps the business grow by doing free marketing and advertising in the app. We feel this win-win for both sides will allow for a drastic change in how people take care of themselves.

This tells you we are innovators. By using technology to do this, it also shows we are forward thinkers. In order to understand the structure, we need first to consider we have all walked different paths of life and which has given us a team constructed of talented individuals that bring several different skill-sets to the companies disposal. From having in-house legal representation to an F100 consultant and manager allows the team to have the solid mix of seasoned professional experience. On the tech side, the devs we have a wide range of development capabilities.

Invest in Our Company Today!

Have you ever felt like going to the gym with a friend or trainer and can't go since you don't have a membership? What about if you have a gym membership and you want to go to your friend's gym to workout? Without a membership, doing so is difficult. Anyone who has a gym membership also knows the feeling of traveling and not having access to a gym or being stuck in the hotel gym, if they even have one, it can be a chore to even find ways to get your workout in. We believe most people cannot afford multiple memberships and even if they can, doing so is an enormous waste of money. By taking advantage of blockchain technology, our proprietary app, and our future HAWCoin cryptocurrency, we have created an ecosystem; we call The AVIARY. This gives our users a wide range of facilities, providers and merchants to choose from.


CRYPTO TRADER



Our mobile app, The KETTLE, will provide individuals with a simplified way of finding facilities, providers, or merchants through custom searches and our mapping technology. These are strategic partnerships we have created, continue to find, develop, and grow. The app will also permit the user to track their active lifestyle and own the data they collect during that process, in an effort to keep them more informed of their health status and also give them the power to take control of their health and wellness lifestyles.

By connecting facilities across the globe; we plan to integrate a more competitive marketplace for our users to get the best pricing for their health and wellness needs. Using our HAWCoin cryptocurrency on The PHOENIX, our own blockchain enabling privacy and security in a decentralized fashion within our ecosystem The AVIARY, we aim to gain market share in a new, exciting space that is ever-expanding. In our opinion, big box stores become less popular as places like planet fitness offer super low membership fees. However, those places lack in what they offer outside of equipment.

That is where we come in. We can show people where to find exactly what they want when they want it. The best part is they only have to pay as they go and it's all in the palm of their hand at a touch of a finger.


The Idea was created
Trying to solve a problem we created The KETTLE as the solution
December 2017
Jan 2018
EVERYONE makes PROGRESS
The Company is formed
Feb 2018
Mar 2018
White Paper Released
We released the white paper which is the blueprints to our plans
Mar 2018
April 2018
Project Update
Updated to white paper 2.0 Created www.hawc.io for our TGE event
December 2018
December 2018
Pre TGE
TGE- Token Generation Event
Dec 2018
QTR 1 2019
Beta Dapp (Anticipated)
The release of The KETTLE as a Beta dapp
QTR 2 2019
QTR 4 2019



Work begins

We created the concept



Early Alpha Release

Alpha "The KETTLE" app is released on Google Play



The PHOENIX

Research and Early Development begins



Launch on Start Engine

Now YOU can own a part of our company!



TGE (Anticipated)

The official token generation event lauches



Releasing The PHOENIX (Anticipated)

First version of our own platform will be released

In the Press





SHOW MORE

Meet Our Team







Christopher J. Lucskay

CFO / Co-Founder (PT) / Director

Chris is a co-founder of EmP and is excited and passionate about working on a project that can help local communities and allow people to achieve their goals. Chris has a MS in business analytics from Indiana University Bloomington and BS in finance from Ohio State University. Chris is supporting the EmP project on a part-time basis, spending 20-30 hours a week with the company. His primary role is as a senior consultant for Deloitte since 2016. Before that position, Chris worked as an associate for Booz Allen Hamilton. Chris is also a United States veteran having served in the Navy and Air National Guard. He joined EmP in January 2018.



Anthony R Hancovsky

CEO / Co-Founder (FT) / Director

Serial entrepreneur with the drive and commitment to run past the finish line. Anthony started his first business at 12 selling golf balls on his local golf course he retrieved out of the canals. After studying electronic engineering he decided to not pursue that path and went on to become a successful mortgage originator. With the collapse of the mortgage industry in 2008, Anthony decided to come back to Cleveland and launch a home renovation business. After holding several different gym memberships over the years and being a martial arts instructor, Anthony noticed there was a disconnect between the consumer and the businesses in the health and wellness industry. That is where the idea of changing the way the world does health and wellness was born from. Anthony believes everyone should have the opportunity to manage their health and wellness and that it should be affordable for all. Removing contracts and placing the power in the people's fingertips seemed like something that should have been done a long time ago. Now with the power of blockchain and cryptocurrency its Anthony's belief the time is here and EmP Fitness has the right team and dream to bring that to reality. Anthony is currently supporting the project on a full-time basis, joining the company in January of 2018. Prior to this, Anthony ran a home renovation business out of Cleveland from 2010 to 2017.









Brian L. Caron

General Counsel / COO / Co-Founder / Director

Brian has consistently demonstrated an entrepreneurial spirit and a high degree of motivation to succeed. Brian holds a Bachelor of Arts in Economics and Public Policy from Case Western Reserve University, and a Juris Doctorate from Case Western Reserve University School of Law. During his career Brian has consistently been recognized as a leader among his peers. He became President of The Crombie Law Firm in his early 30's and later accepted a position with Hyatt Legal Plans. During his time with Hyatt Legal Plans, Brian received several promotions and eventually became an Officer of the corporation while fulfilling his duties as General Counsel and Vice President. For the past several years Brian had worked for Hyatt Legal Plans, a MetLife Company, in the Group Legal Plans business where was General Counsel and Vice President from May, 2015 through March, 2018. Brian became the General Counsel and COO of EmP in January of 2018. The ideals upon which EVERYONE makes PROGRESS is particularly motivating to Brian as he firmly believes that everyone can achieve success if given the proper tools and motivation. Brian is currently supporting the project on a part-time basis spending 15 - 30 hours per week. Prior to joining the company in January 2018, he served as General Counsel and VP for a 250M+ wholly owned subsidiary of a F500.





























































Martin Kiel

Branding Manager

Martin Kiel has been involved in online business since his early years of high-school through graphics design and e-commerce, previous experience fostering a fascination with computers and financial technology include studying computer sciences and natural sciences, being CEO of Bytes & Beyond, becoming a network operations technician and being team manager in a 60M per year production facility. His skill set is now applied as Director of Branding on the Health and Wellness Coin project by EmP. In addition to his work here, Martin is also dedicated to supporting global sustainability efforts and distributed ledger technology.

Ashley Corbisello

Human Resources Manager

Known for her cunning ability to get this done. A problem solver with the ability to find a way to put all the pieces in place.

Kyle Contreras

Social Media Manager

Has been involved in strategic business development and marketing campaigns with company's like TapOut

Rick Freeman

Provider Network Manager

With nearly a decade and a half of serving as a personal trainer and a fitness professional he gives us a direct connections to the industry.



Jacob Means
Developer

Has a been working in IT and software development for 15 plus years. Has been working with blockchain since 2015. Believes that cryptocurrency and blockchain technology will change the world.





Kyle Kacprzynski
Developer

Crypto enthusiast and professional web and app developer.





Brian Montgomery
Developer

Brian has many ties to active lifestyles and well-being. He could not be more excited to help people all over the world find better solutions to a healthier life. While serving in the U.S. Army, he became interested in the possibilities of blockchain. He is an internet networking and cybersecurity specialist, working on the cutting edge of America's cyber program. He will be helping develop the cryptocurrency and blockchain that will make HAWCoin possible.





Laura Piscitelli
Operations Assistant

Laura Piscitelli is the Director of Ops of Everyone make Progress. In this position Laura is responsible for planning and directs all administrative and operational activities for the organization's President, CEO and Chief Operating Officer, COO. Laura offers multiple years of corporate administration and over 10 years in customer service. Laura received her Bachelor of Arts in Urban Management from Cleveland State University.





Kaleb Richter
Operations Assistant

Kaleb Richter is currently studying Business Finance at Northern Arizona University. He has invested in cryptocurrencies since November of 2017 and has only furthered his research and involvement ever since.





Tom Richmond
Videographer

Tom is a rising senior at Cleveland State University with a focus in Film and Digital Media. Tom runs a freelance videography production company called Fresh Tuesdays Video Productions. A couple of notable clients held right now are Villa Angela-St. Joseph's High School in Euclid, Ohio and University School in Hunting Valley, Ohio. Tom hopes to expand the company and produce shows and films for Netflix and Hulu.



Offering Summary

Maximum 2,140 shares of Common Stock ($107,000)

Minimum 200 shares of Common Stock ($10,000)

Company	EVERYONE makes PROGRESS Inc.
Corporate Address	3271 W 52nd St Cleveland, Oh 44102
Description of Business	Reducing barriers to making healthy lifestyle choices by providing an affordable pay as you go program that eliminates the need for long-term contracts.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$50 per share
Minimum Investment Amount (per investor)	$100

Perks*

$100 - $500 (Tier 1 Investor) - The first access to the release of the finished KETTLE app

$501 - $1,000 (Tier 2 Investor) - Everything in the lower Tier - HAWCoin or EmP "investor" exclusive T-shirt

$1,001 - $5,000 (Tier 3 Investor) - Everything in the lower Tiers; HAWCoin or EmP premium gym bag + invited to the "Investors circle" (exclusive blog forum for investors on the HAWC.io website)

$5,001 - $10,000 (Tier 4 Investor) - Everything in the lower Tiers; Garmin Forerunner (to have access the app) with a EmP or HAWCoin logo; Shout out on our Social Media Channels and 30 min call with one of the co-founders

$10,001 - $25,000 (Tier 5 Investor) - Everything in the lower Tiers; Invite to Beta Test our App!! We want you to be a part of the process.

$25,001+ (Tier 6 Investor) - Everything in the lower Tiers; Meet the founders & Invite to Cleveland's blockchain conference Dec 1st-4th

*All perks occur after the offering is completed

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow EVERYONE makes PROGRESS to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Hey guys again thanks for tuning in. This time we want to go ahead and talk about the KETTLE, the app so that you guys can get a better understanding of what you're gonna be able to do in side the app. And what the apps all about.

Basically the app will allow you to find gyms, yoga studios, personal trainers, products, anything health and wellness related. And at that point you're gonna pay for it with our HAWCoin.

You'll be able to search for service providers, facilities, products by typing in the search bar anything that you're looking for. You know, you can type yoga, you could type deodorant. Whatever it is that you might be looking for.

The second way you'll be able to search for things is by zip code. So you can pop in your zip code and it'll tell you what's around. On top of that we're gonna go ahead and give people the ability to actually communicate with each other through the system, so that the users and the providers are able to have dialogue leading into a session of personal training, or yoga, or whatever it might be. That way people can actually find the things they want to do, with the people they want to do it with.

The backside of the app there's going to be a loyalty program because we're using cryptocurrency and Blockchain technology we'll be able to assess what everybody's doing throughout the app. That gives us the ability to figure out who deserves rewards, and extra HAWCoins based on the activities and their commitment to participating in the app.

Lastly, we're gonna tie biometric technology and AI in the backside so that people can record their various different calibrations from wearable devices. You know, clothing, watches, things like this that are out there that allow people to figure out their heart rate. Maybe track the timing on their miles, things of that nature.

All of that stuff will get downloaded to the Blockchain. It gives the individual user the ability to have ownership of that material. Versus Fit Bit or one of these other companies that are out there capturing data and selling it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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